EXHIBIT 5

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 12/9/24 to 12/30/24, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/6/2024	Sell	33,080	12.90
12/9/2024	Sell	28,356	12.91
12/10/2024	Sell	16,719	12.84
12/11/2024	Sell	28,875	12.85
12/12/2024	Sell	55,656	12.79
12/13/2024	Sell	22,516	12.34
12/17/2024	Sell	13,951	12.23
12/18/2024	Sell	6,031	12.22
12/20/2024	Sell	1,000	11.94
12/26/2024	Sell	83,265	12.09
12/27/2024	Sell	35,723	12.06
12/30/2024	Sell	68,526	12.07